November 22, 2005

Via EDGAR

Mr. Rufus Decker

Branch Chief

Division of Corporation Finance

The United States Securities and Exchange Commission

450 Fifth Street

Washington, D.C.  20549-7010

RE:	Superior Essex Inc.
Form 10-K for the Fiscal Year ended December 31, 2004
Forms 10-Q for the Fiscal Quarters ended March 31, 2005, June 30, 2005 and September 30, 2005
File No. 0-50514

Dear Mr. Decker:

                We submit this letter in response to comments received from the Staff of the SEC in your letter dated November 18, 2005 (the “Comment Letter”) with respect to the Form 10-K of Superior Essex Inc. for the year ended December 31, 2004 and the Forms 10-Q of Superior Essex Inc. for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. The discussion below is presented in order of the numbered comments in the Comment Letter and we have reproduced the comments for ease of reference.

                The Company’s responses to the Staff’s comments are as follows:

Form 10-K for the year ended December 31, 2004

General

1.               Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings where applicable.

        Response to comment 1:

        Our responses herein indicate, where applicable, the revisions to be included in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

2.               Copper-adjusted net sales and consolidated sales adjusted for a constant cost of copper, excluding the impact of the Belden and Nexans asset acquisition are non-GAAP financial measures.  Rather than presenting these measures, you should consider disclosing with quantification the impact that each of these items had on the GAAP amounts in each period presented.  In the event that you disclose the non-GAAP financial measures, please revise your disclosure to include:

•                              A presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP.

•                              A reconciliation of the non-GAAP measure to its most directly comparable financial measure calculated and presented in accordance with GAAP.

•                              A statement as to how you use the non-GAAP measure and why you believe it provides meaningful information to investors.

Please refer to Item 10(e)(i) of Regulation S-K.  Please also refer to SEC Release 33-8176 and the Frequently Asked Questions regarding the use of non-GAAP financial measures for additional guidance.

        Response to comment 2:

        The second, third and fourth paragraphs under the caption Results of Operations - Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003 will be revised in the 2005 Form 10-K as follows to eliminate references to copper-adjusted net sales excluding the impact of the Belden and Nexans asset acquisitions:

        Consolidated sales for the year ended December 31, 2004 were $1,424.6 million, an increase of 44% as compared to consolidated sales of $988.0 million for the year ended December 31, 2003. Sales for 2004 were significantly impacted by the increase in copper prices. Sales adjusted for a constant cost of copper increased $183.6 million, or 18%, for 2004 compared to the prior year. Sales in our communications cable segment for the year ended December 31, 2004 also included approximately $115 million ($99 million on a copper-adjusted basis) attributable to customer contracts acquired in the Belden Asset Acquisition. Sales in our magnet wire and distribution segment for 2004 included approximately $14.4 million ($12 million on a copper-adjusted basis) attributable to customer contracts acquired in the Nexans Asset Acquisition. Consolidated net sales and sales adjusted for a constant cost of copper increased 13% and 11%, respectively as a result of the Belden Asset Acquisition and the Nexans Asset Acquisition. The remaining increase in consolidated sales adjusted for a constant cost of copper reflects volume increases in all of our business segments.

        Sales for our communications cable segment for 2004 increased 56% compared to sales for 2003. Sales adjusted for a constant cost of copper increased 39%. Sales and copper adjusted sales increased approximately 34% and 29%, respectively, as a result of the estimated impact of the Belden Asset Acquisition. The remaining increase in sales for our communications cable segment adjusted for a constant cost of copper of 10% reflects increased demand for our copper OSP cable product lines, which we believe is due in part to higher spending levels to support deferred maintenance by some of our major telephone company customers as well as demand resulting from damage caused by the hurricanes in the southeastern United States in the second half of 2004. These increases in copper OSP cable demand were offset in part by increased deployment of fiber optic cable by one of our major copper OSP customers pursuant to an announced plan to increase the use of fiber optic cable further downstream in their network. We also experienced strong growth in our premises and fiber optic cable products supported by growing investment in information technology, including new and upgraded computer systems and associated wiring and an increase in our market share.

        Sales for our magnet wire and distribution segment were $611.5 million for the year ended December 31, 2004, an increase of 28% as compared to the prior year including 3% attributable to the estimated impact of the Nexans Asset Acquisition. On a copper-adjusted basis, sales for the year increased 8% over the prior year, including 3% attributable to the estimated impact of the Nexans Asset Acquisition. The increase reflects volume increases in both our Essex Brownell distribution business and to a lesser degree our major OEM customer base particularly related to the power and energy sector a portion of which we believe is associated with hurricane related repairs.

        Additionally, we will comply with the disclosures required by Item 10(e)(i) of Regulation S-K with respect to all non-GAAP disclosures contained in future filings.

3.               Please discuss and analyze the business reasons for the changes between periods in operating income (loss) for each of your segments.

        Response to comment 3:

        The ninth paragraph under the caption Results of Operations - Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003 will be revised in the 2005 Form 10-K as follows to discuss the business reasons for changes between periods in operating income (loss) for each of our segments:

        The following table sets forth information regarding our operating income for the periods indicated. We measure our segment operating performance based primarily on segment operating income, excluding restructuring and other charges and asset impairments.

	Superior Essex Inc.	Combined	Superior Essex Inc.	Superior TeleCom Inc.
	Year Ended December 31, 2004	Year Ended December 31, 2003	Period November 11, 2003 to December 31, 2003	Period January 1, 2003 to November 10, 2003
	(in thousands)
Operating income (loss):
Communications Cable	$30,690	$17,603	$942	$16,661
Magnet Wire and Distribution	30,338	19,117	(92)	19,209
Copper Rod	1,740	(173)	376	(549)
Corporate and other	(17,041)	(11,427)	(1,455)	(9,972)
Restructuring and other charges and asset impairments	(2,030)	(9,822)	(1,184)	(8,638)
	$43,697	$15,298	$(1,413)	$16,711

        Operating income for the communications cable segment increased $13.1 million in 2004 compared to 2003 due to increased gross profit primarily attributable to increased sales volume, including sales attributable to the Belden Asset Acquisition, and a more favorable product mix. Communications cable operating income was also positively impacted by a decrease in depreciation expense of approximately $4.0 million primarily resulting from the application of fresh-start accounting. These positive factors were partially offset by a shortfall in recovering second quarter 2004 increases in copper costs as previously discussed, integration costs of $3.9 million incurred in connection with the Belden Asset Acquisition, amortization charges of $0.8 million related to intangible assets acquired in the Belden Asset Acquisition and higher sales costs and commissions in 2004 associated with increased sales volumes. Operating income for our magnet wire and distribution segment increased $11.2 million due primarily to increased gross profit resulting from increased sales volumes, including sales attributable to the Nexans Assset acquisition, lower depreciation charges of $2.9 million primarily resulting from the application of fresh-start accounting and the implementation of price surcharges in the fourth quarter of 2004. Selling, general and administrative expenses related to the magnet wire and distribution segment were also positively impacted by lower depreciation charges of $0.8 million primarily resulting from the application of fresh-start accounting. The copper rod segment’s operating income increased $1.9 million in 2004 compared to 2003 due primarily to the impact of increased sales volumes and lower depreciation charges of $0.8 million primarily resulting from the application of fresh-start accounting. Copper rod segment sales consist primarily of external sales of processed copper rod that is not used for internal production and allow for fixed cost recovery at gross profit margins that are generally break even. Copper rod volumes fluctuate from period to period due to changes in internal consumption needs and external market conditions. Corporate and other charges consist primarily of parent company and executive payroll costs, including stock-based compensation charges, corporate headquarters costs and corporate professional fess and compliance costs. The increase in corporate and other costs for the year ended December 2004 compared to 2003 is primarily due to corporate stock-based compensation charges ($1.2 million) and professional fees and costs related to compliance with Section 404 of the Sarbanes-Oxley Act ($3.1 million). Consolidated operating income in 2003 included restructuring and other charges of $9.8 million compared to $2.0 million of such charges in 2004, the components of which are discussed above.

        Additionally, the eighth paragraph under the caption Results of Operations - Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003 will be revised in the 2005 Form 10-K as follows to more clearly identify the reportable segments to which restructuring and other charges relate:

        Superior TeleCom incurred $2.3 million of restructuring and other charges for the period January 1, 2003 to November 10, 2003 primarily relating to ongoing closure activities at the communications cable segment’s Elizabethtown and Winnipeg facilities offset by foreign currency transaction gains of $1.5 million related to Superior TeleCom’s communications cable

Canadian subsidiary. Restructuring and other charges for the period January 1, 2003 to November 10, 2003 also included pre-petition professional fees of $3.6 million incurred in connection with preparation for Superior TeleCom’s Chapter 11 filings, $1.1 million of severance payments related to a workforce reduction at Superior TeleCom’s magnet wire and distribution U.K. subsidiary, $2.3 million of asset impairments resulting from closure of one of Superior TeleCom’s copper rod segment’s continuous copper rod casting lines and $0.8 million of asset impairments resulting from the write-off of abandoned equipment at Superior Telecom’s magnet wire and distribution U.K. subsidiary. Restructuring and other charges for the year ended December 31, 2004 and the period November 11, 2003 to December 31, 2003 were $2.0 and $1.2 million, respectively, and consisted primarily of ongoing professional fees related to the implementation of the plan of reorganization and employee retention and severance payments under plans established by Superior TeleCom in connection with its bankruptcy proceedings.

4.               Please quantify in your management’s discussion and analysis the extent to which the fluctuation in each statement of operations line item is due to unique factors such as, but not limited to, the following:

•                  Revenues and cost of revenues of the Belden asset acquisition,

•                  Revenues and cost of revenues of the Nexans asset acquisition,

•                  The integration costs of the Belden and Nexans asset acquisition,

•                  The shortfall in recovering increases in copper costs through contractual price adjustments in the second quarter of 2004,

•                  Lower amortization and depreciation charges due to the application of fresh-start accounting,

•                  Implementation of price surcharges in the fourth quarter of 2004, and

•                  Impact of higher natural gas prices, freight costs and copper producer premiums.

Refer to Item 303(a) of Regulations S-K.

        Response to comment 4:

The fluctuation in revenues attributable to the Belden and Nexans assets acquisitions is discussed in the response to comment 2 above. We do not believe it is possible to meaningfully quantify the impact on cost of goods sold of these asset acquisitions as the majority of sales to the acquired customer base were comprised of product manufactured in our existing facilities. Any allocation of gross profit increases resulting from improved capacity due to the Belden and Nexans asset acquisitions and other factors would be arbitrary at best. The impact of the Nexans asset acquisition integration costs was not significant.

The sixth paragraph under the caption Results of Operations - Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003 will be revised in the 2005 Form 10-K to quantify the effect on gross profit of the Belden integration costs and lower amortization and depreciation charges due to the application of fresh-start accounting as follows:

                For the year ended December 31, 2004, gross profit was $138.6 million, an increase of 29% as compared to the prior year primarily attributable to increased volume in our communications cable and magnet wire and distribution segments and lower depreciation charges in 2004 resulting from the application of fresh-start reporting. The gross profit margin in 2004 was 9.7% compared to 10.9% for 2003. The comparative decline in gross profit margin reflects the effects of increased copper prices on sales. Gross profit margin on a copper-adjusted basis was 11.7% for the year ended December 31, 2004 compared to 10.8% for the year ended December 31, 2003. Copper-adjusted gross profit margins in our communications cable business increased by 0.3% for 2004 compared to the prior year due to improved capacity utilization resulting from higher sales volumes, a more favorable product mix and lower depreciation charges of $3.7 million primarily resulting from the application of fresh-start accounting. These positive factors were partially offset by integration costs of $3.9 million (including $1.8 million of accelerated depreciation charges associated with displaced machinery and equipment) incurred in connection with the Belden Asset Acquisition and an estimated $1.5 million shortfall in recovering second quarter 2004 increases in copper costs through contractual product price adjustments. This shortfall was principally the result of first quarter 2004 accelerated orders by some customers in anticipation of copper-based contractual price adjustments. Copper-adjusted gross profit margin for our magnet wire and distribution business for the year ended December 31, 2004 increased 1.1% compared to 2003. This increase reflects lower depreciation charges of $2.9 million primarily resulting from the application of fresh-start reporting, increased volume through our higher margin Essex Brownell distribution channel and implementation of price surcharges in the second half of the fourth quarter of 2004 which partially offset certain inflationary cost increases estimated at approximately $5 to $6 million for the full year period related to higher natural gas prices, freight costs and copper producer premiums. The 2004 margins in our magnet wire and distribution business were also positively impacted by a $1.5 million gain from inventory depletion in December when COMEX copper prices, and thus product pricing, reached their peak level for the year.

                Please note that beginning in 2005 the Company no longer separately tracks information with respect to the Belden and Nexans asset acquisition. Accordingly, we do expect to disclose with quantification the impact of the Belden and Nexan asset acquisitions for periods subsequent to 2004. In addition, the price surcharges were implemented in the last half of the fourth quarter of 2005 and did not have a material impact on gross profit for the year. Furthermore, we believe quantification of price surcharges would result in the disclosure of confidential customer pricing information and could place the Company at a competitive disadvantage.

5.               Please discuss in greater detail and quantify changes in operating results between periods due solely to the change in the basis of your net assets and forgiveness of various liabilities upon your emergence from bankruptcy on November 11, 2003 for the following line items:

•                  Gross profit due to lower depreciation and amortization expense,

•                  Selling, general and administrative expense,

•                  Restructuring and other charges,

•                  Interest expense, and

•                  Reorganization items.

See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

        Response to comment 5:

The impact on gross profit due to lower depreciation and amortization as a result of the application of fresh-start reporting has been quantified and disclosed in the response to comment 4 above. There was no significant impact on restructuring and other charges due solely to the change in the basis of our assets and the forgiveness of various liabilities upon our emergence from bankruptcy. The nature and components of reorganization costs (with quantification) are currently discussed in the tenth paragraph under the caption Results of Operations - Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003. We believe this disclosure together with the discussion under the captions Fresh-Start Reporting  and Chapter 11 Filing and Reorganization adequately discloses the nature and impact of reorganization items.

The seventh paragraph discussing selling, general and administrative expense under the caption Results of Operations - Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003 will be revised in the 2005 Form 10-K as follows:

Selling, general and administrative expenses (“SG&A expense”) for the year ended December 31, 2004 were $92.9 million, an increase of 13% as compared to SG&A expense of $82.3 million for the year ended December 31, 2003. The increase is attributable to a number of factors including corporate stock-based compensation charges ($1.2 million), professional fees and costs related to compliance with Section 404 of the Sarbanes-Oxley Act ($3.1 million), amortization charges related to intangible assets acquired in the Belden Asset Acquisition and Nexans Asset Acquisition ($1.0 million) and the impact of increased sales volume on related sales costs and commissions in our communications cable segment. These increases were partially offset by a decrease in depreciation expense of $1.2 million due primarily to the application of fresh-start reporting.

The eleventh paragraph discussing interest expense under the caption Results of Operations - Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003 will be revised in the 2005 Form 10-K as follows:

                Interest expense for the year ended December 31, 2004 was $26.3 million compared to interest expense of $29.3 million for the combined 2003 period. Interest expense for the combined 2003 period consisted primarily of interest and deferred financing costs related to Superior TeleCom’s debtor-in-possession financing ($6.0 million) and Superior TeleCom’s pre-petition indebtedness through March 3, 2003 ($20.7 million). As a result of Superior TeleCom’s Chapter 11 filing, beginning March 3, 2003 Superior TeleCom ceased accruing interest on all pre-petition debt in accordance with SOP 90-7.  At the time of its Chapter 11 filing, Superior TeleCom had approximately $890 million of senior debt and $225 million of senior subordinated notes outstanding which were subsequently cancelled pursuant to the terms of the plan of reorganization. The decrease in interest expense in 2004 reflects our new capital structure under the plan of reorganization offset by borrowings to finance our increased working capital and the Belden Asset Acquisition and Nexans Asset Acquisition.

Financial Statements, page F-1

6.               Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item.  Please also tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

•                  In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•                  In MD&A that your gross profit margins may not be comparable to these of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as selling, general and administrative expenses.

        Response to comment 6:

Inbound freight charges, purchasing and receiving costs, inspection costs, and internal transfer costs with respect to our distribution network are included in cost of goods sold. Warehousing costs with respect to our distribution network are reported as selling, general and administrative expenses. The following accounting policies will be added to the summary of significant accounting policies in the footnotes to the consolidated financial statements in the 2005 Form 10-K:

Cost of goods sold

                Cost of goods sold includes the cost of raw materials and all product manufacturing costs, purchasing and receiving costs, inspection costs, inbound freight charges, and shipping and handling costs.

Selling, general and administrative expense

                Selling, general and administrative expense includes corporate and divisional headquarters costs, non-production related legal, accounting and human resource costs, research and development costs, product management and engineering costs, treasury and risk-management costs, and sales and marketing expenses. Selling, general and administrative expense also includes warehousing costs associated with the magnet wire and distribution segment’s distribution network.

Consolidated Statements of Stockholders’ Equity (Deficit), page F-5

7.               Please disclose the reclassification adjustments of your derivative financial instruments in the accumulated other comprehensive income (loss) column of your statement of stockholders’ equity.  Please refer to paragraphs 18-21 of SFAS 130 and paragraph 14 of SFAS 52.

        Response to comment 7:

The components of comprehensive income disclosed in the consolidated statement of stockholders’ equity will be revised in future filings to include a statement that such items are presented net of reclassification adjustments with a cross reference to the summary of significant accounting policies footnote. The following disclosure will be added to the summary of significant accounting policies footnote in the 2005 Form 10-K:

The components of comprehensive income (loss) included in the accompanying consolidated statements of stockholders’ equity reflect the following reclassification adjustments:

	Superior Essex Inc.				Superior TeleCom Inc.
	Year Ended December 31, 2005		Year Ended December 31, 2004	Period November 11, 2003 to December 31, 2003	Period January 1, 2003 to November 10, 2003
	(in thousands)
Unrealized holding gains on derivatives arising during the period	$	xxx	$3,985	$306	5,142
Less reclassification adjustment for gains included in net income	xxx		(2,424)	74	(1,445)
Net unrealized gains on derivatives	$	xxx	$1,561	$380	3,697

Foreign currency translation adjustment arising during the period	$	xxx	$1,452	$876	$1,129
Less reclassification adjustment for amounts included in net income	—		—	—	(1,470)
Net foreign currency translation adjustment	$	xxx	$1,452	$876	$(341)

Note 2 — Summary of significant accounting policies — Inventories, page F-14

8.               You disclosed that the establishment of allowances for obsolete inventory is a critical accounting policy.  Please provide a detailed disclosure of your accounting policy for establishing reserves for inventory obsolescence.

        Response to comment 8:

The following language will be added to the inventory accounting policy footnote in all future applicable filings:

The Company establishes allowances for surplus and obsolete inventory based on a comparison of inventories on hand against estimated future sales, which is a function of historical sales and anticipated future selling prices. Actual results could differ from assumptions used to value obsolete or excessive inventory and additional reserves may be required.

Note 3 — Inventories, page F-22

9.               In management’s discussion and analysis you disclosed that margins in your magnet wire and distribution business were positively impacted by a $1.5 million gain from the depletion of inventory in December 2004.  Please disclose the effect on income due to the liquidation of LIFO inventory layers in accordance with SAB Top 11:F and the AICPA’s Issues Paper on LIFO Inventory Liquidations.

        Response to comment 9:

        The $1.5 million gain from the depletion of inventory disclosed in management’s discussion and analysis does not result from the liquidation of a prior year LIFO layer. The depletion referred to represents the fourth quarter impact of a reduction of the previously established 2004 LIFO increment. Pricing for the copper component of the magnet wire and distribution segment’s products is generally based on the current month’s COMEX copper price. Accordingly, the copper component of cost of sales under the LIFO method matches the copper component of the sales price in periods where production equals or exceeds sales. Sales exceeded current production during December 2004. Because copper prices were rising rapidly during the fourth quarter of 2004, the copper component of the sales price for December sales was higher than the copper component of the related inventory resulting in an estimated positive margin impact of $1.5 million.

Note 16 — Derivative financial instruments and fair value information, page F-43

10.         Please disclose the estimated amount of the unrealized gains and losses on cash flow hedges at year-end that is expected to be reclassified into earnings within the next twelve months.  Please refer to paragraph 45 of SFAS 133.

        Response to comment 10:

We will disclose the estimated amount of unrealized gains and losses on cash flow hedges that are expected to be reclassified into earnings within the next twelve months in all future filings.

Note 19 — Business segments and foreign operations, page F-48

11.         Please disclose the types of revenues and expenses included in the operating income (loss) corporate and other line item and the restructuring and other charges and asset impairments line item for each period presented, and disclose why these amounts were not allocated to the other reportable segments.  Please refer to paragraphs 31 and 32 of SFAS 131.  Please also revise your management’s discussion and analysis to discuss with quantification the business reasons for the change between periods in each of these line items as a part of your discussion of the operating income of each of your segments.

        Response to comment 11:

In future filings management’s discussion and analysis will be revised to discuss with quantification the business reasons for changes between periods in the corporate and other line item and the restructuring and other charges and asset impairments line item. Refer to response to comment 3 above. Additionally, the first and second paragraphs of Note 19, Business segments and foreign operations, will be revised in the 2005 Form 10-K as follows:

                Reportable segments are strategic businesses that offer different products and services to different customers. These segments are Communications Cable, Magnet Wire and Distribution and Copper Rod. The Communications Cable segment includes  copper and fiber optic outside plant wire and cable for voice and data transmission in telecommunications networks and copper and fiber optic datacom or premises wire and cable for use within homes and offices for local area networks, Internet connectivity and other applications. The Magnet Wire and Distribution segment manufactures and markets magnet wire and related products to major OEMs for use in motors, transformers and electrical coils and controls. The Magnet Wire and Distribution segment also distributes magnet wire and fabricated insulation products manufactured by the Company and related accessory products purchased from third parties to small OEMs and motor repair facilities. The Copper Rod segment includes sales of copper rod produced by the Company’s continuous casting units to external customers. The Copper Rod segment also produces copper rod for internal processing which is recorded by the consuming segment at cost as a component of cost of goods sold. Other intersegment transactions are insignificant. Corporate and other charges consist primarily of parent company and executive payroll costs, including stock-based compensation charges, corporate headquarters costs and corporate professional fees and compliance costs. The components of restructuring and other charges and asset impairments are discussed in Note 15.

        The Company’s chief decision maker evaluates segment performance based on a number of factors with operating income, excluding corporate and other costs, restructuring and other charges and asset impairments, being the most critical. Accordingly, corporate and other costs, restructuring and other charges and asset impairments are not allocated to the Company’s reportable segments.

Certifications — Exhibits 31.1 and 31.2

12.         Please only make reference to the report in paragraph 1 instead of to the annual report or the quarterly report, as the case may be.

        Response to comment 12:

The reference to annual or quarterly report will be omitted from paragraph 1 of the exhibit 31.1. and exhibit 31.2 certifications in future filings.

Form 10-Q for the period ended September 30, 2005

General

13.         Please address the comments above in your interim filings as well.

        Response to comment 13:

        The above comments will be addressed in our future interim filings where applicable.

*******

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David S. Aldridge

David S. Aldridge

Executive Vice President, Chief Financial Officer

 and Treasurer